Valassis Communications, Inc.
19975 Victor Parkway
Livonia, MI 48152

September 7, 2012
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Larry Spirgel

RE:	Valassis Communications, Inc. (the “Company,” “we” or “our”)
Form 10-K for the Fiscal Year Ended December 31, 2011 as Amended
Filed February 27, 2012
Form 8-K filed July 26, 2012 (the “Form 8-K”)
File No. 1-10991

Dear Mr. Spirgel:

Set forth below is our response to the comment contained in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated August 23, 2012, with respect to the Form 8-K.  For your convenience, we have reprinted the Staff’s comment (in italics) below immediately prior to our response.

Form 8-K filed July 26, 2012

Exhibit 99.1 pages 4-5

1.
We note your response to comment four from our letter dated July 24, 2012 and your statement that diluted cash EPS (referred to as "modified EPS" prospectively) is "useful to (y)our investors because it provides a measure of (y)our profitability [emphasis added] on a more comparable basis to historical periods and provides a more meaningful basis for forecasting future performance." In presenting a non-GAAP profitability performance measure, you may only exclude therefrom an amount that is included in the most directly comparable profitability measure calculated and presented in accordance with GAAP. Since "capital expenditures" is not included in the calculation of net earnings under US GAAP, you may not exclude that amount in your calculation of the corresponding non-GAAP measure.  Please advise us or revise.

In presenting diluted cash EPS (which we will refer to as “modified EPS” in future filings), we eliminate the impact of certain unusual or non-recurring items that we do not consider indicative of our ongoing operating performance, such as restructuring costs, gains or losses on extinguishment of debt, stock-based compensation expense, amortization expense and the estimated component of depreciation expense (“excess depreciation”) that exceeds the normal level which would otherwise result from our annual capital expenditures.

Our annual capital expenditures are consistently targeted within the $20 million to $30 million range, as illustrated in the table below.  However, due to the significant amount of capital expenditures incurred by ADVO, Inc. (“ADVO”) just prior to its acquisition by us in 2007, we are currently recording depreciation expense which is significantly greater than our capital needs would indicate.  While our annual depreciation expense prior to the ADVO acquisition was approximately equal to our annual capital expenditures, our post-acquisition depreciation expense increased significantly and will remain at this elevated level as the excess ADVO pre-acquisition PP&E (the “Excess PP&E”) continues to depreciate.  As the Excess PP&E assets age and near the end of their useful lives, we expect that the depreciation expense of the combined company will converge with the required capital expenditure needs of the combined company.  To illustrate, set forth below is a table of our historical annual depreciation expense and capital expenditures:

Year	Depreciation	Capital Expenditures
	($ in thousands)
2001 2002	$10,318 $12,497	$15,741 $15,540
2003 2004	$14,663 $15,224	$18,274 $18,941
2005	$15,374	$24,666(1)
2006	$14,374	$16,256
2007	$54,592	$30,545
2008	$60,145	$24,659
2009	$55,224	$19,104
2010	$48,823	$26,678
2011	$48,084	$21,720
2012 forecast	$45,300	$26,000
____________
(1) )Includes $6.3 million of insurance proceeds used to rebuild a facility damaged by fire.

In a mature business with relatively stable capital expenditures, depreciation expense and capital expenditures will approximate each other on an annual basis.  As illustrated in the table above, our experience (prior to the ADVO acquisition as explained above) is consistent with this.  Accordingly, in determining the amount of excess depreciation to exclude in presenting diluted cash EPS (modified EPS), we have assumed that “normal” annual depreciation expense closely follows annual capital expenditures.  As a result, we use capital expenditures as a proxy for what depreciation would normally run and our presentation of diluted cash EPS essentially replaces the depreciation expense recorded on our books with our capital expenditures.  We believe that this methodology results in a normalized level of depreciation expense for comparative purposes during the current period of unusually high depreciation on our books.  We use this estimated approach because of the difficulty of identifying specific assets within our PP&E records that would have to be excluded in order to normalize depreciation as it would not be appropriate to exclude all pre-acquisition PP&E depreciation but only that portion related to the capital spending level above that which we have determined is needed to operate the combined company.

In response to the Staff’s comment, in future filings, we will revise our presentation of the reconciliation of modified EPS to eliminate the “capital expenditures” and “depreciation” adjustment line items and instead net the two amounts into one adjustment line item entitled “Excess depreciation.”  In addition, we will include in future filings the following explanatory footnote:

“*Excess depreciation represents the estimated component of depreciation expense that exceeds the normal level which would otherwise result from our annual capital needs. This estimate assumes that normalized annual depreciation expense will approximate annual capital expenditure levels and is calculated as the difference between book depreciation and capital expenditures for the period.”

* * * * *

If you have any questions concerning the above response, please do not hesitate to contact either the undersigned at (734) 591-4900 or Linda Schalek at (734) 591-4976.

Sincerely,

/s/ Robert L. Recchia
Name:	Robert L. Recchia
Title:	Executive Vice President and Chief
Financial Officer

cc:         Kathryn Jacobson
Robert S. Littlepage
Ajay Koduri